Exhibit 99.1

PRESS RELEASE

AerCap Announces Proposed Private Offering of $800 Million Aggregate Principal Amount of Senior Notes

Amsterdam, Netherlands; September 24, 2014 — AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) announced today that AerCap Ireland Capital Limited and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of the Company, propose to offer $800 million aggregate principal amount of senior notes, consisting of two tranches of varying tenor in a private placement (the “Notes”). The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company. The Issuers intend to use the net proceeds from the Notes for general corporate purposes.

The Notes and the related guarantees will be offered in the United States to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The Notes and the related guarantees have not been registered under the Securities Act, or any state securities laws, and, unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the Notes, nor shall there be any offer, solicitation or sale of any Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About AerCap

AerCap is the global leader in aircraft leasing with approximately 1,700 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves over 200 customers in more than 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investors:	For Media:
Peter Wortel, AerCap	Frauke Oberdieck
Tel. +31 20 655 9658	Tel. +31 20 655 9616
pwortel@aercap.com	foberdieck@aercap.com

www.aercap.com